# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Select Water Solutions, Inc., CIK 0001693256
CUSIP: 81617J301
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1820 North I-35, Gainesville, Texas (TX), 76240
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-25-000396
Filed by CIK 0001505639

## Reporting persons
- Crestview Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,774,073; sole dispositive power 0; shared dispositive power 8,774,073; aggregate amount beneficially owned 8,774,073 (6.3% of the class)
  Comment: The total in Rows (6), (8), and (9) reflects holdings as of August 13, 2026, and includes the 7,107,701 shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Shares") that would be issued in connection with a full redemption of the 7,107,701 Common LLC Units ("Common Units") of SES Holdings, LLC ("SES Holdings"), a subsidiary of the Issuer, that are indirectly owned by Crestview Partners II SES Investment, LLC ("Crestview II SES") through SES Legacy Holdings, LLC ("Legacy Holdings") and deemed to be beneficially owned by the Reporting Person. The Common Units are redeemable at the election of Legacy Holdings for newly-issued Class A Shares on a one-for-one basis. The Reporting Person may also be deemed to beneficially own 7,107,701 shares of Class B Common Stock, par value $0.01 per share, of the Issuer ("Class B Shares") that are indirectly owned by Crestview II SES through Legacy Holdings. The Class B Shares would be canceled upon a full redemption of the Common Units. Excluding Class A Shares that may be issued upon a redemption of the Common Units, the total number of Class A Shares deemed to be beneficially owned by the Reporting Person is 1,666,372 and the percentage of Class A Shares represented by such amount is 1.3%.
- Crestview Partners II SES Investment B, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,666,372; sole dispositive power 0; shared dispositive power 1,666,372; aggregate amount beneficially owned 1,666,372 (1.3% of the class)
  Comment: The total in Rows (6), (8), and (9) reflects holdings as of August 13, 2026.
- Crestview Partners II SES Investment, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,107,701; sole dispositive power 0; shared dispositive power 7,107,701; aggregate amount beneficially owned 7,107,701 (5.1% of the class)
  Comment: The total in Rows (6), (8), and (9) reflects holdings as of August 13, 2026, and represents the 7,107,701 Class A Shares that would be issued in connection with a full redemption of the 7,107,701 Common Units of SES Holdings, LLC, a subsidiary of the Issuer, that are indirectly owned by the Reporting Person through Legacy Holdings. The Common Units are redeemable at the election of the Reporting Person for newly-issued Class A Shares on a one-for-one basis. The Reporting Person also indirectly owns 7,107,701 Class B Shares through Legacy Holdings. The Class B Shares would be canceled upon a full redemption of the Common Units. The Reporting Person does not directly or indirectly own any Class A Shares other than Class A Shares that may be issued upon the redemption of the Common Units and related cancellation of the Class B Shares held through Legacy Holdings.
- Crestview Advisors, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Select Water Solutions, Inc.
Address of issuer's principal executive offices: 1820 North I-35, Gainesville, TX 76240

## Item 2. Person Filing
Name of person filing: See Item 2(b).
Address of principal business office or, if none, residence:
Crestview Partners II GP, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Partners II SES Investment B, LLC
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Partners II SES Investment, LLC
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Advisors, L.L.C.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row (9) of each Reporting Person's cover page. Beneficial ownership reported in this Schedule 13G reflects holdings as of August 13, 2026.

Crestview Partners II GP, L.P. is the general partner of each of (i) Crestview Partners II, L.P., Crestview Partners II (TE), L.P., (which is the general partner of Crestview Holdings II (TE), L.P.) and Crestview Partners II (FF), L.P., each of which are direct or indirect members of Crestview II SES and (ii) Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a direct member of Crestview II SES B. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 1,666,372 Class A Shares directly owned by Crestview II SES B.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Holdings II (TE), L.P. and Crestview Partners II (FF), L.P. may be deemed to have beneficial ownership of the 7,107,701 Class B Shares and the 7,107,701 Common Units indirectly beneficially owned by Crestview II SES through Legacy Holdings.

The 7,107,701 Common Units indirectly owned by Crestview II SES through Legacy Holdings may be redeemed for Class A Shares upon the request of Crestview II SES on a one-for-one basis. The 7,107,701 Class B Shares directly owned by Crestview II SES through Legacy Holdings would be cancelled upon a full redemption of the 7,107,701 Common Units indirectly owned by Crestview II SES through Legacy Holdings for Class A Shares.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentages reported herein are based on (i) the 128,942,892 Class A Shares outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed August 5, 2026 and (ii) the 9,537,941 Common Units indirectly owned by Crestview II SES through Legacy Holdings as of August 3, 2026 which may be redeemed for Class A Shares upon the request of Crestview II SES on a one-for-one basis.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Crestview Partners II GP, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (08/14/2026)
- Crestview Partners II SES Investment B, LLC: /s/ Evelyn C. Pellicone, Chief Financial Officer (08/14/2026)
- Crestview Partners II SES Investment, LLC: /s/ Evelyn C. Pellicone, Chief Financial Officer (08/14/2026)
- Crestview Advisors, L.L.C.: /s/ Evelyn C. Pellicone, Chief Financial Officer (08/14/2026)